

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

John Ferrone, President
Eurasia Design, Inc.
122B E. Acapulco St.
South Padre Island, Texas 78597

      Re: Eurasia Design, Inc.
              Registration Statement on Form S-1
              Filed July 28, 2010
              File No. 333-168345

Dear Mr. Ferrone:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. We note your statement that "before this offering, there has been no public market for the common stock." Even after this offering there will be no public market for your common stock. Please revise or advise. Please also make this clear in your risk factor on page 12.

2. We note that you intend to sell your shares at a price of $0.01 per share. Please revise your cover page and the remainder of your registration statement to clearly state that you will sell your shares at a fixed priced for the duration of the offering.

3. We note your statement that in the event you do not attain the minimum number of shares sold that you will return all money received with interest. Please clarify this statement since you state at the beginning of the same paragraph that the money will be placed in a non-interest bearing account. This comment also applies to your discussion on page 15.

4. Please indicate that your accountant has issued a going concern opinion following your sentence "[i]nvesting in our common stock involves risks."

Selected Financial Data, page 7

5. Please tell us why the Balance Sheet and Statement of Expenses data is labeled "unaudited," as it appears the data corresponds to the audited financial statements and related audit report that are provided starting on page F-1.

Risk Factors, page 8

Because there is a going concern uncertainty for us to be an ongoing…page 8

6. Please revise this risk factor to disclose clearly that your auditor has issued a going concern opinion. Please make similar revisions to your "Management's Discussion and Analysis or Plan of Operation" disclosure that begins on page 18.

Because we have only one officer and director who has no formal training…, page 9

7. You state that your disclosure and accounting controls and internal controls over financial reporting may not comply with applicable laws and regulations which could result in fines, penalties and assessments against you. Please discuss the risk that the lack of proper accounting and disclosure controls may have on your operations or advise why it is not appropriate for you to do so. In addition, please clarify your statement that Mr. Ferrone prepared the financial statements included in this filing.

Use of Proceeds, page 11

8. Please add a discussion of your planned use of proceeds if you sell 4,500,000 shares, as we believe providing information about a scenario between your minimum and maximum is useful to your readers. We note that you provided this type of information within your discussion of potential dilution.

9. Please expand your narrative to briefly describe the differences in what you expect to achieve under the minimum funding versus the maximum funding. For example, you indicate that you will spend $2,000 on website development under the minimum funding scenario and $5,000 on website development under the maximum funding scenario, but you provide little detail in your current disclosure on how your website would differ or be improved under the maximum funding scenario as compared to the minimum funding scenario. Similarly, you indicate that you will spend $2,000 to develop and maintain a database of suppliers and customers under the minimum funding scenario and $2,500 on this database under the maximum funding scenario, but it is not clear from your current disclosure how your database would differ or be improved under the maximum funding scenario as compared to the minimum funding scenario. Alternatively, you may wish to provide these disclosures within your Plan of Operation disclosure and provide a reference here to that more detailed explanation.

10. Please revise your disclosure to clarify the nature of the $5,000 in legal fees you expect to pay with the net proceeds of the offering. Based on your disclosure, we assume these fees are in addition to the $5,000 in legal fees you expect to incur as an expense of the offering.

Dilution of the Price you Pay for Your Shares, page 13

11. It is unclear to us how you calculated the net tangible book value upon completion of this offering. For example, your net tangible book value if you sell 100% of your shares being offered does not appear to equal your current net tangible book value of $18,202 plus the net proceeds of $40,000 from selling 100% of the share you are offering. Please revise or advise. Also make conforming changes to the disclosures if you sell only 4,500,000 shares or only 3,000,000 shares and the related table on page 14.

Plan of Distribution…, page 15

12. Please revise your reference to a "right" to have funds returned in the second paragraph and clearly state that the funds will be returned in the event any of the listed events actually occurs, if true. In addition, please indicate your current plan or intention with regard to implementing any of the listed material changes and indicate the manner in which any such changes would be communicated to investors.

13. Please clarify your statement that your shares will be sold outside the United States.

Management's Discussion and Analysis or Plan of Operation, page 18

14. Please revise this section to clearly indicate that your accountant's report expresses substantial doubt about your ability to continue as a going concern, rather than providing a general statement regarding your ability to continue as a going concern. Also, please discuss the facts and circumstances that led to your accountant's conclusion and management's viable plans to overcome this uncertainty. Your discussion of management's plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

Plan of Operation, page 19

15. We note that you provide a general discussion regarding your plan of operations. Please revise this section to discuss in greater detail your plan of operations for the next twelve months including detailed milestones including the time frame for implementing each milestone. Please refer to Item 303 of Regulation S-K, Question 110.01 of the Compliance and Disclosure Interpretations at Regulation S-K and our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

16. You indicate that you intend to establish your office and acquire equipment you need to begin operations after completing the offering. Please discuss how you will establish your

office should you receive less than the full amount of proceeds. The table in your "Use of Proceeds" disclosure indicates that you do not intend to allocate any money to establishing an office if you only receive the minimum amount of proceeds. In addition, we note your reference to the Use of Proceeds for a detailed breakdown of operating costs. That section presents costs to establish the office, but it does not discuss your intended location, operating costs and whether space will be acquired from a related party. Please revise.

17. Please revise to indicate the type of equipment you will acquire to begin your operations.

18. You indicate that you intend to "…retain a website developer [sic] create a state of the art website to promote our products." Please delete the phrase "state of the art" or provide context so that investors can understand your use of this relative term.

19. Please discuss how you will identify and locate a website developer and if you have identified any potential developers.

20. You state that you "…intend to locate smaller, new manufacturers to offer their products on a more exclusive basis." Either in this section or in your "Source of Products" section that begins on page 24, please discuss how you intend to identify and locate potential suppliers.

21. Please expand your marketing and advertising campaign information to indicate your intended market area for billboard, magazine, telephone directory and direct mail and email flyers. Please also indicate your planned source of email and direct mail addresses.

22. We note your statement in paragraph six on page 19 that "[w]e expect to be profitable within 12 months of completion of our offering." If retained, please expand your disclosure to clarify the basis for your position, especially in light of your risk factor disclosure regarding your management's lack of experience in the marketing of products or services via the internet and your accountant's going concern opinion.

23. You state that you will not be conducting any research. Please clarify what you mean by this statement as it would seem that you would conduct some research regarding products, suppliers, potential markets, etc.

Limited operating history; need for additional capital, page 19

24. You do not clearly indicate in this section whether you have any intentions to raise additional cash, other than through this offering. However, on page 18 you state that you have not made any arrangements to raise additional cash, other than through this offering. Please revise these sections to make them consistent.

Results of Operation

From Inception on May 6, 2010 to May 31, 2010

25. Please describe here or in an appropriate section your "internal business plan." If you have already described the material aspects of your "internal business plan" in the filing, please provide a cross-reference to that discussion.

26. Please describe the $1,798 in general administrative expenses that you have incurred since inception.

Liquidity and Capital Resources, page 20

27. We note that you have retained Executive Consulting Services to advise you on administrative and operational matters. Please revise your disclosure to indicate what administrative and operational matters Executive Consulting Services will provide you and how you intend to pay for their services. In addition, please indicate whether ECS is an unrelated party. Please also revise your "Plan of Operations" disclosure, if appropriate, to discuss the services that they will provide to you.

Business, page 21

General, page 21

28. You indicate that you have engaged in the creation of a website. However, under your "Plan of Operation" section you indicate that you will not retain a website developer to create a website until after you complete your offering. Please revise these sections to make them consistent.

29. Throughout your prospectus you state that you intend to develop a database to gather information regarding your customers and suppliers. Please discuss in an appropriate place in this section the material features of the database you intend to develop and how it will help your business.

Website, page 22

30. Please revise this section to describe in plain English the website you intend to create. The use of terms such as, e-mailing aliasing, auto responder, front page, etc. provide little detail to investors as to the type of website you intend to create.

Customer Service, page 23

31. Please revise your disclosure to remove the inference that you have a customer service department in view of your intention to have Mr. Ferrone perform all administrative duties.

Paying, page 23

32. You state that your online store will use a security technology that will make it virtually impossible for unauthorized parties to read information sent by your customers. Please reconcile this statement with your disclosure in the first paragraph on page 22 that there is uncertainty whether 128-bit encoding encryption is sufficient security for transactions occurring over the Internet and that you can provide no assurance that the security precautions you are taking with the development of your website will be successful. Please also discuss if your online transactions will use 128-bit encoding encryption or some other type of encryption.

33. You state that you will offer customers a full refund for any reason if the customer returns the purchased item within thirty days from the date of sale in the same condition it was sold to the customer. Please indicate what you intend to do with the returns received from customers. Please also indicate who will be responsible for the charges to return the product.

Source of Products, page 24

34. You state that mark-ups on new products range from 15% to 200%. Please tell us how you will determine your pricing structure.

Revenue, page 24

35. Please revise your disclosure to briefly define what you mean by "premium shelf space."

Competition, page 24

36. You state that you expect to be competitive on the basis of price and services. Please elaborate upon how you intend to be competitive based upon these criteria. For example, please explain how you will compete with your competitors on the basis of price and describe the services that you will provide that are different from your competitors.

37. You indicate that the industry is fragmented and regionalized. Please confirm what industry you are referring to and discuss how it is fragmented and regionalized as well as how this affects your ability to compete in this industry.

Insurance, page 25

38. You state that you do not maintain any insurance and do not intend do so in the future and, therefore, if you face a product liability claim you may not have sufficient funds to defend the action and may need to cease operations. Please add a risk factor in your risk factor section to disclose this risk or advise why you are not required to do so.

Vendor Relationships, page 25

39. Please describe how you intend to develop strong relationships with your vendors.

Offices, page 26

40. Please disclose if the office space that you currently occupy is adequate for your intended operations, since your "Use of Proceeds" section indicates that you do not intend to establish an office if you only receive minimum proceeds from the offering.

Management, page 27

41. Please disclose when the beach club business was sold to the concession owner and Velero Pacifico's operations since that time. Please also clarify if Velero Pacifico stills owns and operates Southern Wave Sailing Charters.

Description of Securities, page 32

Common Stock, page 32

42. Please revise the first asterisk in the first paragraph to clearly indicate, if true, that holders of your common stock will have equal ratable rights to dividends if and when your board of directors declares dividends. Currently, your disclosure is not clear if stockholders have rights to dividends now or not until the board of directors declares that they have those rights.

43. You state that all of the outstanding shares of common stock are fully paid and non-assessable and all shares of common stock that are the subject of this offering, when issued, will be fully paid for and non-assessable. However, this is a legal determination that should be made by counsel. Therefore, please remove this sentence or attribute the statement to legal counsel and refer readers to the legal opinion attached as an exhibit to your filing.

Statement of Stockholder's Deficit, page F-4

44. Please tell us why total stockholder's equity is presented as a negative amount, as the arithmetic sum of the entries in the total stockholder's equity column appear to result in a positive stockholder's equity balance. Also, please note that the total balance of stockholder's equity as of May 31, 2010 must agree to total stockholder's equity as per the balance sheet. Finally, please revise the title of the statement to reflect positive stockholder's equity as opposed to a stockholder's deficit, as appropriate.

Item 14. Indemnification of Directors and Officers, page 43

45. The Bylaw and Articles of Incorporation sections that you indicate address the indemnification of directors, officers or controlling persons are incorrect. Please revise this

section to identify the sections of your Bylaws and Articles of Incorporation that address the indemnification of your directors, officers and controlling persons.

Exhibit 5.1

46. The legal opinion indicates that your Articles of Incorporation authorizes you to issue 100,000,000 shares of common stock. However, the Articles of Incorporation filed as Exhibit 3.1 to your registration statement indicates that you are authorized to issue 200,000,000 shares. Please have counsel revise the legal opinion appropriately or advise us why it is not appropriate to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak
        The Law Office of Conrad C. Lysiak
        Via facsimile